File No. 70-9905


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         AMENDMENT NO. 3
                               TO
                            FORM U-1

  APPLICATION/DECLARATION WITH RESPECT TO CERTAIN TRANSACTIONS
RELATING TO THE EXTENSION OF AN ACCOUNTS RECEIVABLE PURCHASE AND
                          SALE PROGRAM

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


             THE CONNECTICUT LIGHT AND POWER COMPANY
                  CL&P RECEIVABLES CORPORATION
                        107 Selden Street
                 Berlin, Connecticut  06037-5457
(Name of companies filing this statement and address of principal executive offices)


                       NORTHEAST UTILITIES
  (Name of top registered holding company parent of declarant)


                     Gregory B. Butler, Esq.
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

     Randy A. Shoop                     Jane P. Seidl
     Treasurer                          Senior Counsel
     The Connecticut Light and Power    Northeast Utilities Service
         Company                         Company
     P.O. Box 270                       P.O. Box 270
     Hartford, Connecticut  06141-0270  Hartford, Connecticut  06141-0270

     The Application/Declaration in this File No. 70-9905, as

heretofore amended, is hereby   restated in full to read as

follows:

                             ITEM 1

              DESCRIPTION OF PROPOSED TRANSACTIONS


     1.   The Connecticut Light and Power Company ("CL&P" or the

"Company"), a wholly owned electric utility subsidiary of

Northeast Utilities ("NU"), a registered holding company, and

CL&P Receivables Corporation, a wholly-owned special purpose subsidiary of CL&P ("CRC"),  hereby submit this Amendment No. 3 to the Application/Declaration pursuant to the Public Utility

Holding Company Act of 1935, as amended (the "Act"), with respect to certain transactions related to the extension of CL&P's

accounts receivable purchase and sale program and related

transactions.  As set forth in paragraph 6 below, the Company proposes to extend the term of the facility to July 3, 2007 to enable it to continue to accelerate its receipt of anticipated cash collections from the sale of fractional, undivided ownership interests in customer indebtedness and related assets.



     2.   CL&P previously sought, and received, approval from the

Commission for five transactions in connection with its

receivables program ("Program").  See The Connecticut Light and

Power Company, Holding Company Act Release No. 35-26761, dated

September 29, 1997 in File No. 70-9045 (the "Order").  Under the

Order, authority was granted for (i) CL&P to organize CRC, (ii)

CRC to issue shares of common stock, (iii) CL&P to acquire shares of CRC common stock, (iv) CL&P to make, directly and indirectly,

initial and general equity contributions to CRC and (v) CRC to pay dividends to CL&P from time to time out of capital to achieve the optimum balance of capital to achieve economic efficiency.

Transactions (i) through (iv) (with respect to initial equity contributions) have been undertaken and by their nature are

permanent, while (v) by its nature is an ongoing process as the

Program moves forward.<FN1>  In the Application in File 70-9045,

the Company stated that the Program would expire on July 11,

2001.  In order to extend the Program until its current

expiration date of July 8, 2004, the Company also previously sought, and received, approval from the Commission.  See The

Connecticut Light and Power Company, Holding Company Act Release

No. 35-27453, dated October 15, 2001 in File No. 70-9905 (the

"Supplemental Order").  CL&P is now seeking authority to continue the actions set forth in (v) above through July 3, 2007, the proposed date of expiration of the extended Program.



     3.   The Program consists of two agreements.  As extended to

July 3, 2007, the Program will continue in place with the same provisions as present.  The principal features of the Program are as follows:  Under the first agreement, between CL&P and CRC (the

"Company Agreement"), the Company sells or transfers as equity contributions from time to time all eligible categories of its billed and unbilled accounts received ("Receivables") and related assets ("Related Assets") to CRC.  The purchase price paid by CRC for any Receivables and the Related Assets with respect thereto takes into account historical loss statistics on the Company's receivables pool and the purchaser's ("Purchaser") cost of funds.

Under the second agreement, among Citicorp North America, Inc.

(the "Agent"), Citibank, N.A. (the "Bank"), Corporate Asset

Funding Company ("CAFCO," a Citibank affiliate, as "Purchaser")

and CL&P (the "Agent" and "Originator") (the "CRC Agreement"),

CRC sells its fractional undivided interests ("Receivable

Interests") in the Receivables to the Purchaser from time to time.  Such Receivable Interests may be funded and repaid on a revolving basis.  The size of such Receivable Interests is

calculated according to a formula, which includes reserves based on a multiple of historical losses, maximum customer

concentrations and carrying and other costs associated with the agreements.  Such formula also takes into account the cost of servicing, but this portion of the price is returned to CL&P in the form of a collection agent fee.



     4.   The availability of Receivables and Related Assets

varies from time to time in accordance with electric energy use by CL&P's customers.  As a result of this and certain other

factors, the funds CRC has available to make a purchase at any time <FN2> may not match the cost of Receivables and Related

Assets available.  The program includes certain mechanisms to accommodate this mismatch.  When the amount of Receivables and

Related Assets originated by CL&P exceeds the amount of cash CRC has available, either CRC will make the purchase and owe the balance of the purchase price to CL&P on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or CL&P will make a capital contribution to CRC in the form of the Receivables and

Related Assets for which CRC lacks purchase price funds at that time.  Conversely, if CRC develops a substantial cash balance

(due to collections of previously transferred Receivables

exceeding the balance of newly created Receivables available for purchase), CRC will likely dividend the excess cash to CL&P.

Such dividends may represent a return of previous capital

contributions by CL&P to CRC and are the jurisdictional reason for this filing.  See Rule 46(a).  Through these mechanisms, CRC does not itself retain substantial cash balances at any time and substantially all cash realized from the collection of the

Receivables (net of the costs of the program and any reductions in the outstanding balance of Receivable Interests) is made

available to CL&P.  All fees, commissions and expenses expected to be paid or incurred by CL&P and CRC in connection with the extension of the receivables program are provided in Exhibit H.



     5.   The Company and CRC will continue to be obligated to

reimburse the Purchaser and the Agent for various costs and

expenses associated with the Company Agreement and the CRC

Agreement upon extension of the program.  CRC will also continue to be required to pay to the Agent certain fees for services in connection with such agreements.  See Exhibit H.



     6.   The arrangements under the Company Agreement and the

CRC Agreement are scheduled to terminate on July 8, 2004, and the

Company is working with the Agent, the Bank and the Purchaser to extend the program through July 3, 2007.  CRC may, following written notice to the Agent, terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the CRC Agreement.  The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement (including its Receivable Interests and the obligation to fund Receivable Interests) to other persons.

However, any such assignment will not change the nature of the obligations of CL&P or CRC under the Company Agreement and the

CRC Agreement.  All references herein to the Purchaser include reference to its assignees.



     7.   CL&P intends that the extension of the arrangements

described above will continue to permit it to accelerate its receipt of cash collections from accounts receivable, thus

affording the company continuing flexibility in meeting its

financing needs on a cost-effective basis.


OTHER MATTERS

     8.   Except in accordance with the Act, neither NU nor any

subsidiary thereof (a) has acquired an ownership interest in an

EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or

(b) now is or as a consequence of the transactions proposed

herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service,

sales, or construction contract with an EWG or a FUCO.  None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.


     9.   NU currently meets all of the conditions of Rule 53(a),

except for clause (1). At December 31, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 55.1% of NU's average "consolidated retained earnings," also as defined in Rule

53(a)(1), for the four quarters ended December 31, 2002 ($813.8 million).  With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in NGC, NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c).  See

Northeast Utilities, Holding Co. Act Release No. 27148, dated

March 7, 2000 (the "Rule 53(c) Order").  NU continues to assert that its EWG investment in NGC will not adversely affect the

System.


     10.       In addition, NU and its subsidiaries are in

compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following

determinations:


     (i)   NGC maintains books and records, and prepares financial

           statements, in accordance with Rule 53(a)(2).

           Furthermore, NU has undertaken to provide the

           Commission access to such books and records and

           financial statements, as it may request;


     (ii)   No employees of NU's public utility subsidiaries

            have rendered services to NGC;


     (iii)  NU has submitted (a) a copy of each Form U-1 and

            Rule 24 certificate that has been filed with the

            Commission under Rule 53 and (b) a copy of Item 9 of

            the Form U5S and Exhibits G and H thereof to each state

            regulator having jurisdiction over the retail rates of

            NU's public utility subsidiaries;


     (iv)   Neither NU nor any subsidiary has been the subject

            of a bankruptcy or similar proceeding unless a plan of

            reorganization has been confirmed in such proceeding;


     (v)    NU's average CREs for the four most recent quarterly

            periods have not decreased by 10% or more from the

            average for the previous four quarterly periods; and


     (vi)   In the previous fiscal year, NU did not report

            operating losses attributable to its investment in

            EWGs/FUCOs exceeding 3 percent of NU's consolidated

            retained earnings.


     11.       The proposed transactions, considered in

conjunction with the effect of the capitalization and earnings of

NU's EWG, would not have a material adverse effect on the

financial integrity of the NU system, or an adverse impact on

NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account,

among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order.  NU's EWG investment (it has no FUCO investment)

has been profitable for all quarterly periods ending June 30,

2000 through December 31, 2003 (NGC was acquired in March 2000).

As of December 31, 1999, the most recent period for which

financial statement information was evaluated in the Rule 53(c)

Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt,

preferred stock, capital leases and guarantees).  As of June 30,

2000, the end of the first quarter after the issuance of the Rule

53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:


                                    As of June 30, 2000
                              (thousands
                              of dollars)             %

Common shareholders' equity    $2,365,854           36.9
Preferred stock                   277,700            4.3
Long-term and short-term debt   3,768,353           58.8

                               $6,411,907          100.0

     The consolidated capitalization ratios of NU as of December

31, 2003, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:


                                As of December 31, 2003
                              (thousands
                              of dollars)             %

Common shareholders' equity    $2,265,086           33.5%
Preferred stock                   116,200            1.7
Long-term and short-term debt   2,651,267           39.2
Rate Reduction Bonds            1,729,960           25.6

                              $6,762,513           100.0

If Rate Reduction Bonds are excluded the consolidated  capitalization ratio of NU as of December 31, 2003 is as follows:

                              As of December 31, 2003
                              (thousands
                              of dollars)             %

Common shareholders' equity   $2,265,086            45.0
Preferred stock                  116,200             2.3
Long-term and short-term debt  2,651,267            52.7

                              $5,032,553           100.0%

     12.       NGC has made a positive contribution to earnings

by contributing $143.8 million in revenues in the 12-month period ending December 31, 2003 and net income of $38.5 million for the same period.  Although since the date of the Rule 53(c) Order,

the common equity ratio of NU on a consolidated basis has

decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate

Reduction Bonds are excluded, the consolidated common equity ratio has increased.  Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.


                             ITEM II

               FEES, COMMISSIONS, AND EXPENDITURES



     13.  The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof are specified in Exhibit H.



     14.  None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial,

legal, and other services to be performed at cost by NUSCO, an affiliated service company.



                            ITEM III

                 APPLICABLE STATUTORY PROVISIONS



     15.  The payment of dividends by CRC to CL&P, to the extent such dividends may be considered to be paid out of capital or unearned surplus, is subject to Section 12(c) of the Act and Rule

46 (a) thereunder.



     16.  The Company believes that no other aspects of the

transactions described herein are subject to the Commission's jurisdiction.  The Company believes that its sales of Receivables to CRC are not sales of a "security" as defined in Section

2(a)(16) of the Act or "utility assets" as defined Section

2(a)(18).  Furthermore, the Company believes that any additional capital contributions to  CRC in the form of Receivables and Related

Assets will be exempt from regulation under Rule 45(b)(4) and that

CRC's sales of Receivable Interests, to the extent such may be considered the issuance of a debt security, are exempt from

regulation under Rule 52(b).


                             ITEM IV

                       REGULATORY APPROVAL


     17.  In an application filed with the Connecticut Department of Public Utility Control ("DPUC"), the Company is seeking

approval for certain aspects of the extension of the receivables arrangement described herein.  A copy of this filing is being filed as Exhibit D.1 hereto.  A copy of the order of the DPUC will be filed by amendment as Exhibit D.2 hereto upon issuance.

The DPUC previously approved proposed sales by CL&P under the earlier agreements.  See File No. 70-9045, Exhibit D.2 and File

No. 70-9905, Exhibit D.2.



     18.  No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal

commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.



                             ITEM V

                            PROCEDURE



     19.  The Company respectfully requests the Commission's

approval, pursuant to this Application/Declaration, of CRC's payment of dividends to CL&P as described herein, whether under the sections of the Act and rules thereunder enumerated in Item

III or otherwise.  The Company also requests the Commission's approval as may be necessary of any other aspect of the

transactions described in this Application/Declaration under the appropriate provisions of the Act or rules thereunder.



     20.  The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of  the

Commission and waives the 30-day waiting period between the

issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's

order, when issued, become effective forthwith.  The Company consents that the Office of Public Utility Regulation within the

Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office

opposes the transactions covered by this Application.  It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest

practicable date but in any event not later than 40 days from filing date.  It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public

Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order

become effective forthwith upon issuance.



                             ITEM VI

                EXHIBITS AND FINANCIAL STATEMENTS



(a)  Exhibits

     A.   Not applicable.

     B.   Not applicable.

     C.   Not applicable

     D.1  Application to the DPUC for approval of the extension of the transactions described herein.

     D.2  Copy of the Order of the DPUC with respect to the

extension of CL&P's proposed transactions.  (To be filed by

amendment.)

     E.   Not applicable.

     F.   Not applicable.

     G.   Not Applicable.

     H.   Estimated Expenses--CL&P and CRC.

     I.   Proposed notice of the proceeding initiated by the

filing of this Application/Declaration.



                               VII

             INFORMATION AS TO ENVIRONMENTAL EFFECTS



          (a)  The issuance of an order with respect to this

Application/Declaration is not a major federal action

significantly affecting the quality of the human environment.



          (b)  No Federal agency has prepared or is preparing an

environmental impact statement with respect to the subject

transactions.

                           SIGNATURES



          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, as amended, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



Dated:  March 25, 2004



                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         CL&P RECEIVABLES CORPORATION



                         By:  /s/ Randy Shoop
                                  Randy A. Shoop
                                  Treasurer

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

<FN1>  General equity contributions by CL&P to CRC subsequent to its initial capitalization are exempt from regulation under Rule
45(b)(4) and thus authority is not being sought for such actions contemplated by transaction (iv).

<FN2>  The only funds available to CRC will continue to be those resulting from its participation in the program and CL&P's capital contributions to it.


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